Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 5 Shacham St. North Industrial Park, Caesarea 3088900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

Mazor Robotics Reports Record Second Quarter 2017 Revenue

Increased 87% to $15.5 Million

- Recurring Revenues Increased 50% Year-over-Year -

- Conference Call Today at 8:30 AM EDT (3:30PM IDT) -

CAESAREA, Israel – August 1, 2017 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of surgical guidance systems, reported record second quarter revenue of $15.5 million. As previously announced, the Company received purchase orders for 19 systems in the 2017 second quarter and ended the quarter with a backlog of 14 systems.

"Our Q2 performance is highlighted by record quarterly revenue and a year-over-year increase of 87%, which reflects the market's excitement for Mazor X and the successful sales execution with our partner," commented Ori Hadomi, Chief Executive Officer.  "The market traction and recognition of the system's benefits is generating robust demand for our surgical guidance systems, which strengthens our leadership position in the U.S. market. Our sales team is continuing to pursue these opportunities and during the first few weeks of the third quarter we have received purchase orders for six systems."

SECOND QUARTER 2017 FINANCIAL RESULTS ON IFRS BASIS ("GAAP")

Revenue for the three months ended June 30, 2017 increased 87% to $15.5 million compared to $8.3 million in the year-ago second quarter. U.S. revenue increased 110% to $14.1 million compared to $6.7 million in the year-ago second quarter, as the Company recognized revenue from 14 Mazor X systems compared to 5 Renaissance systems in the 2016 second quarter. The Company ended the quarter with a backlog of 14 systems, which are expected to be shipped and recorded as revenues in the second half of 2017.  International revenue was $1.4 million compared to $1.6 million in the year-ago second quarter. Recurring revenue from kit sales, services and others increased 50% to $6.3 million in the second quarter of 2017 compared to $4.2 million in the year-ago second quarter. The growth is attributed mainly to the increase of the installed base.

The Company's gross margin for the three months ended June 30, 2017 was 69.4% compared to 76.9% in the year-ago second quarter. This expected decrease is attributed mainly to the higher manufacturing costs of the Mazor X compared to the Renaissance system and the inclusion of four Renaissance trade-ins to Mazor X.  Total operating expenses were $14.6 million compared to $10.3 million in the year-ago second quarter primarily reflecting the Company's increased investment in sales and marketing activities. Operating loss was $3.9 million compared to an operating loss of $4.0 million in the year-ago second quarter. Net loss for the second quarter of 2017 was $3.7 million, or $0.08 per share, compared to a net loss of $4.1 million, or $0.09 per share, for the year-ago second quarter.

Cash used in operating activities during the 2017 second quarter was $7.4 million compared to $0.6 million cash used in operating activities in the year-ago second quarter. The Increase in cash used in the period is due to increase of Accounts receivable and Inventory to support the growing installed base and backlog orders in the second quarter of 2017.  As of June 30, 2017, cash, cash equivalents and investments totaled $57.4 million.

SECOND QUARTER 2017 FINANCIAL RESULTS ON NON-GAAP BASIS

The tables below include reconciliation of the Company's GAAP results to non-GAAP results. The reconciliation relates to non-cash expenses in the amount of $1.3 million with respect to amortization of intangible assets and to share-based expenses recorded in the second quarter of 2017. On a non-GAAP basis, the net loss in the second quarter of 2017 was $2.4 million, or $0.05 per share, compared to $3.9 million, or $0.09 per share, for the year-ago second quarter.

SIX MONTHS ENDED JUNE 30, 2017 FINANCIAL RESULTS ON IFRS BASIS ("GAAP")

For the six months ended June 30, 2017, revenue increased 85% and totaled $27.2 million compared to $14.7 million for the six months ended June 30, 2016, due to higher system sales and an increase in recurring revenue. Recurring revenue totaled $11.5 million, an increase of 44% compared to $8.0 million in the six months ended June 30, 2016. The growth in recurring revenue is attributed to the increase in the installed base and high utilization of the Company's surgical guidance systems, both in the U.S. and globally.  Gross margin for the six months ended June 30, 2017 was 67.3% compared with 75.7% in the six months ended June 30, 2016.  This expected decrease is attributed mainly to the higher manufacturing costs of the Mazor X compared to the Renaissance system and the inclusion of six Renaissance trade-ins to Mazor X. Net loss for the six months ended June 30, 2017 was $8.9 million, or $0.19 per share, compared to a net loss of $9.2 million, or $0.21 per share, in the first six months of 2016.

SIX MONTHS ENDED JUNE 30, 2017 FINANCIAL RESULTS ON NON-GAAP BASIS

On a non-GAAP basis, the net loss for the first six months of 2017 was $6.3 million, or $0.13 per share, compared to a net loss of $8.1 million, or $0.19 per share, in the first six months of 2016.

CONFERENCE CALL INFORMATION

The Company will host a conference call to discuss its second quarter financial results as well as recent corporate developments on August 1, 2017 at 8:30 AM EDT (3:30 PM IDT). Investors within the United States interested in participating are invited to call 888-539-3679.  Participants in Israel can use the toll-free dial-in number 1-80-924-6042. All other international participants can use the dial-in number 719-325-2322. For all callers, refer to Conference ID 8824893

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 1-866-375-1919 and reference the Replay Access Code: 8824893. All international callers can dial +1-719-457-0820, using the same Replay Access Code. To access the webcast, please visit www.mazorrobotics.com and select 'Investor Relations.'

Use of Non-GAAP Measures

In addition to disclosing financial results calculated in accordance with generally accepted accounting principles in conformity with International Financial Reporting Standards (GAAP), this press release contains Non-GAAP financial measures for gross profit, operating expenses, operating loss, net loss and basic and diluted earnings per share that exclude the effects of capitalization of development costs, non-cash expense of amortization of intangible assets and share-based payments. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company's performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare them to historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company's business internally and therefore decided to make these non-GAAP adjustments available to investors.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance System enables surgeons to conduct spine and brain procedures in an accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding robust demand for the Company's products, third quarter purchase orders, the amount of and timing of recording of additional revenue from backlog, and other statements containing the words "believes," "anticipates," "plans," "expects," "will" and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor's annual report on Form 20-F filed with the SEC on May 1, 2017 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 646.445.4800

Tom Gibson - Financial Media Contact
tom@tomgibsoncommunications.com
201.476.0322

Mazor Robotics Ltd.
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(in thousands, except per share data)
(UNAUDITED)

	Six month period		Three month period
	ended June 30,		ended June 30,
	2017	2016	2017	2016
Revenue	$27,174	$14,703	$15,455	$8,284

Cost of revenue	$8,875	$3,566	$4,726	$1,912

Gross profit	$18,299	$11,137	$10,729	$6,372

Operating expenses:
Research and development, net	$4,034	$3,242	$2,242	$1,111
Selling and marketing	$20,209	$14,656	$10,316	$7,783
General and administrative	$3,657	$2,412	$2,086	$1,429
Total operating cost and expenses	$27,900	$20,310	$14,644	$10,323

Loss from operations	$(9,601)	$(9,173)	$(3,915)	$(3,951)

Financing income, net	$443	$203	$232	$28

Loss before taxes on income	$(9,158)	$(8,970)	$(3,683)	$(3,923)

Income tax expense (benefit)	$(250)	$209	$(7)	$144

Net loss	$(8,908)	$(9,179)	$(3,676)	$(4,067)

Net loss per share - Basic and diluted	$(0.19)	$(0.21)	$(0.08)	$(0.09)

Weighted average common shares outstanding - Basic and diluted	47,990	42,880	48,227	43,347

Mazor Robotics Ltd.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF
(U.S. Dollars in thousands)

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
Current assets
Cash and cash equivalents	$20,347	$14,954
Short-term investments	33,267	37,862
Trade receivables	6,298	8,225
Other current assets	2,411	1,728
Inventory	7,365	4,715
Total current assets	69,688	67,484

Non-current assets
Long-term investments	3,800	9,017
Property and equipment, net	4,168	3,615
Intangible assets, net	2,093	2,258
Other non-current assets	981	351
Total non-current assets	11,042	15,241

Total assets	$80,730	$82,725

Current liabilities
Trade payables	$2,526	$5,018
Deferred revenue	3,481	4,031
Other current liabilities	11,772	8,462
Total current liabilities	17,779	17,511

Non-current liabilities
Employee benefits	461	325
Total non-current liabilities	461	325

Total liabilities	18,240	17,836

Equity
Share capital	126	124
Share premium	180,318	174,647
Capital reserve for share-based payment transactions	10,695	9,859
Foreign currency translation reserve	2,119	2,119
Accumulated loss	(130,768)	(121,860)
Total equity	62,490	64,889

Total liabilities and equity	$80,730	$82,725

Mazor Robotics Ltd.
CONSOLIDATED CASH FLOW STATEMENTS
 (U.S. Dollars in thousands)
(UNAUDITED)

	Six months ended		Three months ended
	June 30,		June 30,
	2017	2016	2017	2016
Cash flows from operating activities:
Loss for the period	$(8,908)	$(9,179)	$(3,676)	$(4,067)
Adjustments:
Depreciation and amortization	$714	$296	$372	$150
Finance income, net	$(119)	$(173)	$(69)	$(31)
Share-based payments	$2,422	$2,134	$1,221	$1,218
Income tax expense (tax benefit)	$(250)	$209	$(7)	$144
	$2,767	$2,466	$1,517	$1,481

Change in inventory	$(2,950)	$(635)	$(1,588)	$(610)
Change in trade and other accounts receivable	$1,260	$2,377	$(3,511)	$639
Change in prepaid lease fees	$(22)	$(4)	$(1)	$6
Change in trade and other accounts payable	$792	$1,333	$(311)	$1,869
Change in employee benefits	$136	$68	$58	$(8)
	$(784)	$3,139	$(5,353)	$1,896

Interest received	$183	$137	$111	$73
Income tax paid	$(15)	$(39)	$(15)	$(2)
	$168	$98	$96	$71

Net cash used in operating activities	$6,757	$3,476	$7,416	$619

Cash flows from investing activities:
Proceeds from (investment in) short-term investments and deposits, net	$10,435	$(2,377)	$1,478	$(9,023)
Investment in long-term investments	$(623)	$(1,125)	$(525)	$(629)
Purchase of property and equipment	$(1,313)	$(1,203)	$(504)	$(785)
Capitalization of development costs	$-	$(597)	$-	$(597)
Net cash provided by (used in) investing activities	$8,499	$(5,302)	$449	$(11,034)

Cash flows from financing activities:
Proceeds from issuance of ADRs, net	$-	$11,895	$-	$11,895
Proceeds from exercise of share options by employees	$3,719	$123	$1,460	$48
Proceeds from exercise of share options and warrants, net	$-	$481	$-	$-
Net cash provided by financing activities	$3,719	$12,499	$1,460	$11,943

Net increase (decrease) in cash and cash equivalents	$5,461	$3,721	$(5,507)	$290
Cash and cash equivalents at the beginning of the period	$14,954	$13,519	$25,896	$17,008
Effect of exchange rate differences on balances of cash and cash equivalents	$(68)	$37	$(42)	$(21)
Cash and cash equivalents at the end of the period	$20,347	$17,277	$20,347	$17,277

Supplementary cash flows information:
Purchase of property and equipment in credit	$(55)	$(32)	$(55)	$(32)
Issuance costs in credit	$-	$(199)	$-	$(199)
Capitalization of development expenses on credit	$-	$(414)	$-	$(414)
Classification of inventory to fixed assets	$300	$-	$164	$-

Mazor Robotics Ltd.
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
 (U.S. Dollars in thousands, except per share data)
 (UNAUDITED)

	Six month period		Three month period
	ended June 30,		ended June 30,
	2017	2016	2017	2016
GAAP gross profit	$18,299	$11,137	$10,729	$6,372
Amortization of intangible assets	165	-	83	-
Share-based payments	108	83	55	47
Non-GAAP gross profit	$18,572	$11,220	$10,867	$6,419
GAAP gross profit as percentage of revenues	67.3%	75.7%	69.4%	76.9%
Non-GAAP gross profit as percentage of revenues	68.3%	76.3%	70.3%	77.5%

GAAP operating expenses	$27,900	$20,310	$14,644	$10,323
Share-based payments:
Research and development	$352	$347	$194	$197
Selling and marketing	$851	$1,215	$411	$695
General and administrative	$1,111	$489	$561	$279
Development costs capitalization	$-	$(1,011)	$-	$(1,011)
Non-GAAP operating expenses	$25,586	$19,270	$13,478	$10,163

GAAP operating loss	$(9,601)	$(9,173)	$(3,915)	$(3,951)
Non-GAAP operating loss	$(7,014)	$(8,050)	$(2,611)	$(3,744)

GAAP net loss	$(8,908)	$(9,179)	$(3,676)	$(4,067)
Amortization of intangible assets	$165	$-	$83	$-
Share-based payments	$2,422	$2,134	$1,221	$1,218
Development costs capitalization	$-	$(1,011)	$-	$(1,011)
Non-GAAP net loss	$(6,321)	$(8,056)	$(2,372)	$(3,860)

GAAP basic and diluted loss per share	$(0.19)	$(0.21)	$(0.08)	$(0.09)

Non-GAAP basic and diluted loss per share	$(0.13)	$(0.19)	$(0.05)	$(0.09)